Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269346

PROSPECTUS SUPPLEMENT NO. 27

(to Prospectus dated February 7, 2024)

MSP RECOVERY, INC.

2,000,000 Shares of Class A Common Stock

This prospectus supplement no. 27 amends and supplements the prospectus dated February 7, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-269346). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the offer and sale, from time to time, by the selling stockholders identified below, or their permitted transferees, of up to 2,000,000 shares of our Class A Common Stock, par value $0.0001 per share that we may issue and sell to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville” or the “Selling Securityholder”) fund managed by Yorkville Advisors Global, LP from time to time after the date of this prospectus, pursuant to the Standby Equity Purchase Agreement (the “Yorkville SEPA”) dated November 14, 2023, entered into with Yorkville. See the section entitled “Yorkville Facility” for a description of the Yorkville SEPA and the section entitled “Selling Securityholder” for additional information regarding the Selling Securityholder.

Yorkville Facility

The shares of our Class A Common Stock being offered by Yorkville have been and may be issued pursuant to the Yorkville SEPA. Under the Yorkville SEPA, the Company agreed to issue and sell to Yorkville, from time to time, and Yorkville agreed to purchase from the Company, up to $250 million of the Company’s Class A Common Stock. The Company shall not affect any sales under the Yorkville SEPA, and Yorkville shall not have any obligation to purchase shares of our Class A Common Stock under the Yorkville SEPA, to the extent that after giving effect to such purchase and sale: (i) Yorkville would beneficially own more than 9.99% of the Company’s Class A Common Stock at the time of such issuance (the “Ownership Limitation”), or (ii) the aggregate number of shares of Class A Common Stock issued under the Yorkville SEPA together with any shares of Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 1,108,062 shares of Class A Common Stock, which is 19.99% of the aggregate number of shares of outstanding voting Common Stock as of November 14, 2023 (the “Exchange Cap”). As a result of (i) and (ii) above, the Company may not have access to the full $250 million amount available under the Yorkville SEPA.

In connection with the Yorkville SEPA, and subject to the conditions set forth therein, Yorkville agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $15.0 million. On November 14, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million resulting in net proceeds to us of $4.73 million. On December 11, 2023, we issued a second Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On April 8,

2024, we issued a third Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million.

Interest shall accrue on the outstanding balance of any Convertible Note at an annual rate equal to 5.0%, subject to an increase to 18% upon an event of default as described in the Convertible Notes, and is payable upon maturity or upon the occurrence of a Trigger Event. The maturity date of each Convertible Note will be September 30, 2025 (as extended pursuant to the Yorkville Letter Agreement) and may be extended at the option of the holder. Yorkville may convert the Convertible Notes into shares of our Class A Common Stock at a conversion price equal to the lower of: (A)(i) with respect to the initial Convertible Note issued on November 14, 2023, $200.5625, (ii) with respect to the second Convertible Note issued on December 11, 2023, $92.84, and (iii) with respect to a third Convertible Note issued on April 8, 2024, $37.625, or (B) 95% of the lowest daily VWAP during the seven consecutive trading days immediately preceding the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than $25.00 (the “Floor Price”) (as reduced by the Yorkville Letter Agreement, defined below). Yorkville, at its discretion, and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the Yorkville SEPA requiring the issuance of shares of Class A Common Stock to Yorkville at a price per share equivalent to the Conversion Price as determined in accordance with the Convertible Notes; Yorkville, in its sole discretion, may select the amount of any such conversion, provided that the number of shares issued does not cause Yorkville to exceed: (i) the Ownership Limitation, (ii) the Exchange Cap, or (iii) the number of shares registered pursuant to this Registration Statement. Any amounts payable under a Convertible Note will be offset by such amount sold pursuant to a Yorkville Advance. The Exchange Cap will not apply in the event the Company has obtained the approval from its stockholders in accordance with the rules of Nasdaq Stock Market for the issuance of shares of common stock pursuant to the transactions contemplated in the Convertible Note and the Yorkville SEPA in excess of 19.99% of the aggregate number of shares of common stock issued and outstanding as of the effective date of the Yorkville SEPA.

The shares of Class A Common Stock will be sold to Yorkville pursuant to the Yorkville SEPA at the election of the Company as specified in the Advance Notice and at a per share price equal to: (i) 98% of the Market Price (as defined below) for any period commencing on the receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Class A common stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Class A common stock on the Nasdaq during the Option 2 Pricing Period. In addition, provided that there is a balance outstanding under the Convertible Notes, shares of Class A Common Stock may also be sold to Yorkville pursuant to the Yorkville SEPA at the election of Yorkville, pursuant to a Yorkville Advance.

On April 8, 2024, the Company and Yorkville reached an agreement (the “Yorkville Letter Agreement”) to: (1) reduce the Floor Price from $32.00 to $25.00; (2) waive the first monthly payment due to the Floor Price Trigger, thereby curing the Floor Price Trigger; and (3) extend the maturity date of the Convertible Notes to September 30, 2025. In addition, the parties agreed that the third Convertible Note for $5.0 million would be issued on April 8, 2024. On April 12, 2024, Yorkville further agreed that, to the extent that it holds Class A Common Stock in such quantities that would prevent the Company from utilizing the SEPA solely due to the Ownership Limitation, Yorkville commits to fund an additional advance in the principal amount of $13,000,000 on the same terms and conditions as the previous advances pursuant to the Yorkville SEPA.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Class A Common Stock by Yorkville, and any discounts, commissions, or concessions received by Yorkville, are deemed to be underwriting discounts and commissions under the Securities Act. Yorkville may offer and sell the securities covered by this prospectus from time to time. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities.

The registration of securities covered by this prospectus does not mean that Yorkville will offer or sell any of the shares of our Class A Common Stock. Yorkville may offer, sell, or distribute all or a portion of their shares of Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock by Yorkville pursuant to this prospectus. However, we expect to receive proceeds from sales of Class A Common Stock that we may elect to make to the Selling Securityholder pursuant to the Yorkville SEPA, if any, from time to time in our discretion. See “Committed Equity Financing” for a description of how the price we may sell shares of Class A Common Stock to the Selling Securityholder is calculated pursuant to the Yorkville SEPA. We provide more information about how the Selling Securityholder may sell or otherwise dispose of the shares of our Class A Common Stock in the section entitled “Plan of Distribution.”

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On May 2, 2025, the closing price of Common Stock was $1.92 per share, the closing price of our Public Warrants was $0.0164 per warrant and the closing price of our New Warrants was $0.0024 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this prospectus supplement No. 27 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 5, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2025

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	MSPR	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	MSPRW	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	MSPRZ	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Nomura Amended and Restated Promissory Note

As previously disclosed, MSP Recovery, Inc. (the “Company”) entered into a Promissory Note (as amended, the “Nomura Note”) with Nomura Securities International, Inc. (“Nomura”) on May 27, 2022.

On April 28, 2025, the Company further amended and restated the Nomura Note to: (i) increase the principal amount to approximately $32.7 million, and (ii) extend the maturity date to November 30, 2026.

Virage MTA Amendment

As previously disclosed, the Company, its principals, and certain affiliated entities entered into a Master Transaction Agreement dated March 9, 2022 (as amended, the “MTA”) with Virage Capital Management, LP (“Virage”) and Virage Recovery Master, LP (“VRM”), and a Security Agreement dated July 13, 2023 (as amended, the “Security Agreement”) with VRM.

On May 1, 2025, Virage agreed to extend the VRM Full Return (as defined in the MTA) maturity date to November 30, 2026, subject to acceleration upon the occurrence of any Trigger Event (unless waived by VRM).

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).
10.1	Nomura Amended and Restated Promissory Note dated April 28, 2025
10.2	Virage Letter Agreement dated May 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: May 2, 2025

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel